Exhibit 99.1

Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

THIRD QUARTER ENDED DECEMBER 31, 2003

Belize City, Belize, January 29, 2004 – Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $283.7m (2002 – $288.7m) and net income of $10.2m (2002 – $9.1m) for the quarter ended December 31, 2003, the third quarter of fiscal 2004. Diluted net earnings per share for the quarter ended December 31, 2003 was $0.17 (2002 – $0.15).

For the nine months ended December 31, 2003, revenue was $835.3m (2002 – $861.0m) and net income was $30.2m (2002 – $26.3m). Diluted net earnings per share for the nine months ended December 31, 2003 was $0.50 (2002 – $0.44).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource’s sustained organic growth over the past nine months demonstrates ongoing progress in our Facilities Services business. We are seeing improved revenue quality in the US business and a more efficient structure which is contributing to gains in operating income.

“The market for Staffing Services remains challenging but we are concentrating on selected segments that have growth potential. Managed human resources is a bright spot. We are successfully winning new business and efforts to convert opportunities into contracts in this segment will continue in coming quarters. The short-term outlook is for the markets to remain flat so tight cost control remains an important priority.

“Management is carefully controlling costs in all divisions and our commitment to improved operational efficiency is ongoing.”

Third Quarter Operational Review

Facilities Services

The Facilities Services division reported operating income for the quarter ended December 31, 2003 of $1.7m (2002 – $1.1m) on revenues of $226.3m (2002 – $231.8m). Operating income for the nine months ended December 31, 2003 amounted to $5.2m (2002 –$1.1m) on revenues of $675.2m (2002 – $693.9m).

OneSource continued to meet expectations during the third quarter. Strong customer retention rates and improved revenue quality remained key contributors to performance. OneSource sustained a 3 percent organic growth rate throughout the nine months ended December 31, 2003. UK Facilities Services results were behind plan for the quarter due in part to softness in service demand in certain market segments.

Management continues a sharp focus on the basics of the business including labor cost control, receivables management and controlling overhead expenses. The prioritization of these fundamentals coupled with on-going re-engineering efforts in back office processes continue to improve the company’s ability to provide quality facility services at competitive rates.

Staffing Services

Carlisle Staffing Services reported revenue of $57.4m for the quarter ended December 31, 2003 (2002 – $56.9m), in a continuing challenging market for overall jobs growth. Operating income for the quarter ended December 31, 2003 amounted to $1.2m (2002 – $2.4m). Operating income for the nine months ended December 31, 2003 amounted to $3.2m (2002 – $7.8m) on revenues of $160.1m (2002 – $167.1m).

This division continued to experience competitive market conditions and weak demand for staff in many sectors during the third quarter. However, revenue improved compared to the previous quarter partly resulting from a seasonal upturn as well as the effects of previous contract gains in managed resourcing revenue. Careful management of overheads remains a priority and the division is selectively adding sales staff in niche markets such as managed human resource solutions that represent clear growth opportunities.

Recent successes include a managed resourcing contract with Warner Bros. that began in December 2003 and winning a competitive bid to provide managed HR solutions for KPMG’s UK offices.

Markets for staffing services are likely to remain flat overall as the private sector is recovering somewhat slowly. We continue to develop our specialist market-facing brands and share of sector markets which give us some protection against the lack of overall market growth and margin pressure industry wide.

Financial Services

Financial Services reported a strong performance for the quarter ended December 31, 2003. Operating income for the quarter amounted to $7.3m (2002 – $7.4m). In the nine-month period, operating income increased by 3 percent to $21.5m (2002 – $20.8m). The results reflect a 4 percent increase in net interest income driven by a 16 percent increase in the average loan portfolio offset by reduced margins.

Belize Telecommunications

In December 2003, the Company announced it had agreed to sell its 52.46% holding in Belize Telecommunications Limited (“BTL”) for $57m. The transaction is expected to close shortly. The Company is applying the sale proceeds to the reduction of debt and expects over time to deploy further resources into its core businesses.

The net income from the investment in BTL for the quarter ended December 31, 2003 has been shown as a discontinued activity and amounted to $1.6m (2002 – $1.2m)

Associates

The income from associates in the quarter ended December 31, 2003, arises from the investment in NUMAR and amounted to $0.9m (2002 – $0.8m). The business continues to benefit from stabilization in the world market for edible oils.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport, Public Sector and Distribution). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services. The Telecommunication Services businesses are currently held for disposal.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
561-368-3899	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended December 31, 2003	3 months ended December 31, 2002	9 months ended December 31, 2003	9 months ended December 31, 2002
Net sales
Facilities Services	226.3	231.8	675.2	693.9
Staffing Services	57.4	56.9	160.1	167.1

Total net sales	283.7	288.7	835.3	861.0

Operating income
Facilities Services	1.7	1.1	5.2	1.1
Staffing Services	1.2	2.4	3.2	7.8
Financial Services	7.3	7.4	21.5	20.8
Corporate overheads	(1.1)	(1.6)	(3.3)	(5.0)

Total operating income	9.1	9.3	26.6	24.7

Associates	0.9	0.8	3.1	4.0
Net interest expense	(0.8)	(1.5)	(2.6)	(4.8)

Income before income taxes	9.2	8.6	27.1	23.9
Income taxes	(0.3)	(0.4)	(0.5)	(1.6)

Income after income taxes	8.9	8.2	26.6	22.3
Minority interests	(0.3)	(0.3)	(0.8)	(0.8)

Net income before discontinued operations	8.6	7.9	25.8	21.5
Discontinued operations	1.6	1.2	4.4	4.8

Net income	10.2	9.1	30.2	26.3

Earnings per ordinary share:
Basic:
Before discontinued operations	$0.14	$0.13	$0.43	$0.36
Discontinued operations	$0.03	$0.02	$0.08	$0.08
Net income	$0.17	$0.15	$0.51	$0.44

Diluted:
Before discontinued operations	$0.14	$0.13	$0.43	$0.36
Discontinued operations	$0.03	$0.02	$0.07	$0.08
Net income	$0.17	$0.15	$0.50	$0.44

Number of shares – basic	59.5m	59.3m	59.5m	59.2m
Number of shares – diluted	60.1m	59.3m	59.9m	59.2m